AMERICAN EDUCATION CENTER INC.

17 Battery Place, Suite 300

New York, NY, 10004

(212) 825-0437

Mr. Larry Spirgel Assistant Director Securities and Exchange Commission Division of Corporation Finance Washington, D.C. 20549	May 6, 2015

Re:	American Education Center, Inc. Registration Statement on Form S-1 File No. 333-201029

Dear Mr. Spirgel:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, American Education Center, Inc.   ( the “Company”)") respectfully requests that the Securities and Exchange Commission (the "Commission") take such action as may be necessary and proper in order that Amendment No. 2 to the Registration Statement on Form S-1 (Registration No. 333-201029) (the "Registration Statement") be declared effective at 10:00 a.m. (Washington D.C. time), on May 18, 2015, or as soon thereafter as practicable.

 In connection with the foregoing request to accelerate the effectiveness of the Registration Statement, the Company acknowledges that:

1.	Should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
2.	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.	The Company may not assert Staff Comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Yue Cao, Esq. at (212)-209-3894 to provide notice of the effectiveness of the Registration Statement.

Respectfully submitted,

/s/ Hinman Au Hinman Au Chief Executive Officer

Law Office of Yue & Associates, P.C.

708 3rd Avenue, 5th Floor

New York, New York 10017

Yue Cao	Direct Dial: (212) 209-3894
Partner	Email:ycao@yueuslaw.com

Via E-mail

Larry Spirgel

Assistant Director

Securities and Exchange Commission                                                                                          May 6, 2015

Division of Corporation Finance

Washington, D.C. 20549

Re:	American Education Center, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed April 30, 2015
File No. 333-201029

Dear Mr. Spirgel:

Set forth below is the response on behalf of American Education Center, Inc. (the (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated February 26, 2015 (the “Comment Letter”) concerning the referenced Registration Statement on Amendment No.1 to Form S-1 which was filed with the Commission on February 20, 2015. For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response. In this Comment Response Letter unless the context otherwise requires, the words “we,” “us” and “our” and refer to our client, the Company.

We are providing to you under separate cover two copies of, which has been filed with the Commission concurrently herewith, one of which has been marked to show changes from the previously filed version.

Age of Financial Statements

1. Since you have not reported net income in either 2013 or 2012, please revise to update the audited financial statements and other financial information in the filing to include the fiscal year ended December 31, 2014. Please refer to the guidance in Rule 8-08 of Regulation S-X.

The Company acknowledges the Staff's comments and has included audited financials of fiscal year ended December 31, 2014 in the Amendment No.2 to S-1 Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Year ended September 30, 2014 Compared to Year ended September 30, 2013, page 37

2. Please revise your heading to identify that your discussion relates to the nine months ended September 30, 2014 and September 30, 2013 and not the year end.

The Company has updated the financials related to the year ended December 31, 2014 compared to year ended December 31, 2013. .

3. Your discussion focuses on your revenues from your educational programs and consulting services. Please expand your disclosure to discuss the operations of your institutional services and your educator placement services, if material.

The Company has updated MD&A pursuant to the Staff's comments on page 37.

Security Ownership of Certain Beneficial Owners and Management, page 43

4. We note your revised disclosure on page 44 and reissue our comment. Please revise your disclosure to provide all the information required by Item 403 of Regulation S-K, specifically please provide a business, mailing or residential address for Mr. Jinchun Huang. Additionally, we note your table references four footnotes but there is only one below the table. Please revise your prospectus to include the information intended to be contained in the footnotes.

The Company has revised the disclosures as requested on page 43. The Company has also revised its footnotes. Pursuant to disclosures, the address of reporting persons, including Mr. Jinchun Huang, is c/o17 Battery Place, Suite 300, New York, NY, 10004, which is business address of the Company.

Signatures, page 51

5. We note the revised signature blocks on page 51. Please revise the titles of your signatories to properly identify who holds which principle officer position.

The Company has revised its disclosures as requested.

Exhibits

6. We note your response to comment 24 of our prior letter and we reissue our comment. Please file an executed copy of your consulting agreement between AEC New York and New Oriental Guangzhou. Additionally, please file your agreements regarding University Placement Services 1 +3 program with State University of New York. You may wish to refer to Item 601 of Regulation S-K.

The Company acknowledges the Staff's comments and has filed execution copy of AEC consulting agreement with New Oriental as Exhibit 10.3 to the Amendment No.2. The Company would like to clarify that the Company served as consultant to New Oriental School Guangzhou Branch to assist its students to enroll in SUNY 1+3 program. The Company does not have consulting agreement with SUNY. The Company terminated its contract with Guangzhou New Oriental on April 28, 2015 due to the failure of Guangzhou New Oriental to enroll a sufficient number of students in the program and its failure to obey profit sharing agreement with the Company. The Company also clarified that it served as consultant to Guangzhou New Oriental not to SUNY to avoid any confusions. In the termination letter filed as Exhibit 10.5 to the Amendment.

If you have any additional questions regarding any of our responses or the revised Amendment No.2 to the Form S-1 Registration Statement, please feel free to contact Ms. Yue Cao Esq. at ycao@yueuslaw.com or (212) 209-3894.

cc: Hinman Au	Sincerely

/s/ Yue Cao
Yue Cao, Esq.
Law fficer of Yue & Associates, P.C.